                                                                    EXHIBIT 99.2

                                                            Corporate Disclosure
                                                           [English Translation]
                                                               September 9, 2004


                      OPEN INTEREST BALANCE OF DERIVATIVES


[Changes]
1. Object of Trading                             Currency Forward Transaction (USD)

2. Open Interest Balance Reported
   Prior to This Time (a+b)                      KRW 279,968,446,432
   a. Amount of Purchase                         KRW 279,968,446,432
   b. Amount of Sale                             None
   -  Ratio to Total Assets (%)                  8.28%

3. Amount of Change (a+b)                        KRW -23,086,000,000
   a. Amount of Purchase                         KRW -23,086,000,000
   b. Amount of Sale                             None

4. Ratio of Change
   a. Ratio to Total Assets                      0.68%
   b. Ratio to Open Interest Reported            8.25%
      Prior to This Time

5. Reasons for Change                            A new foreign currency forward contract &
                                                 settlement of the previous contract

6. Date of Change                                September 9, 2004

7. Total Assets at the End of Preceding          KRW 3,381,922,386,883
   Business Year (2003)

8. Others                                        - The amount of change refers to the settlement
                                                 amount due on September 9, 2004
                                                 (KRW 23,086,000,000, USD 20,000,000 *
                                                 KRW 1,154.30)
                                                 - The Company's total assets as of the end of the
                                                 previous fiscal year was marked on the basis of
                                                 the amount recorded late 2003.
